FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2024

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca appoints Iskra Reic EVP International

4 December 2024

AstraZeneca appoints Iskra Reic as Executive Vice President, International

AstraZeneca today announced the appointment of Iskra Reic as Executive Vice President (EVP), International with responsibility for overall strategy and driving sustainable growth across this broad region. This encompasses China, Asian and Eurasian markets, Middle East & Africa, Latin America, Australia & New Zealand.

Having joined the Company in 2001, Iskra has held leadership positions across Central & Eastern Europe, Eurasia, Middle East & Africa. She was appointed EVP for Europe & Canada in 2017 and joined AstraZeneca's Senior Executive Team. Most recently, Iskra launched the Company's Vaccines and Immune Therapies unit, successfully establishing it at the forefront of a new and exciting era of disease prevention. In this role, she was responsible for the early and late-stage development of the pipeline and portfolio, including COVID-19 and RSV vaccines and monoclonal antibodies, strategic partnerships and acquisitions, medical affairs and commercial operations.

Pascal Soriot, CEO, said: "Iskra is a highly accomplished leader with extensive international experience across multiple disciplines and a track record of improving patient access to our innovative and life-changing medicines. Her experience building partnerships will be invaluable in taking the fast-growing International region forward."

Iskra Reic, Executive Vice President, International, said: "It is a privilege to lead this broad, diverse and innovative region as we deliver the next wave of science and innovative medicines. I look forward to working with our partners, stakeholders and colleagues to improve the lives of millions of people around the world with our leading medicines and vaccines."

Iskra succeeds Leon Wang who is on extended leave from the Company while under investigation in China.

Biography of Iskra Reic
Iskra Reic joined AstraZeneca in 2001 and has since held numerous leadership positions within the Company, including as Executive Vice-President (EVP) for Europe & Canada and, since 2021, as EVP, Vaccines & Immune Therapies. She has also held senior roles across Central & Eastern Europe, Eurasia, Middle East and Africa. Iskra has served on AstraZeneca's Senior Executive Team since 2017.

As EVP, Vaccines & Immune Therapies, Iskra was responsible for both the early and late-stage development of the Unit's pipeline and portfolio, including COVID-19 and RSV vaccines and monoclonal antibodies, strategic partnerships and acquisitions, medical affairs and commercial operations.

Iskra has a PhD and an MBA in Business and Leadership from the IEDC-Bled School of Management, Slovenia. She also holds a DMD from the Medical University of Zagreb. She is a member of the Board of Directors of myTomorrows, a global health technology company, and Steering Committee of the Partnership for Health System Sustainability and Resilience, a global collaboration dedicated to improving patient outcomes.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 04 December 2024

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary